Exhibit 99.1

Fanhua Announces US$20 Million Share Buyback Program

GUANGZHOU, China, August 28, 2018 (GLOBENEWSWIRE) – Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider operating in China, today announced that its board of directors (the “Board”) has approved a corporate share repurchase program, authorizing the Company to purchase American depositary shares (“ADSs”) on the open market. The initial round of the purchase will be up to US$20 million at a price of no more than US$29 per ADS by September 30, 2018. Purchases will be made from time to time on the open market at prevailing market prices or in block trades, and will be subject to restrictions related to volume, price and timing. Fanhua plans to fund the share repurchase program with its available cash reserve.

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services provided by over 90 insurance companies to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include:(1) CNpad, a mobile sales support application; (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China and (4) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices.

As of June 30, 2018, our distribution and service network consisted of 712 sales and service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.